SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File Number: 000-21329

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

TIB FINANCIAL CORP.
99451 OVERSEAS HIGHWAY,
KEY LARGO, FLORIDA 33037-7808
(305) 451-4660

1.

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
TIB Financial Corp. Employee Stock Ownership
   Plan with 401(k) Provisions
Key Largo, Florida

We have audited the accompanying statement of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

2.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Ft. Lauderdale, Florida
June 25, 2003

3.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002

ASSETS
TIB Financial Corp. common stock	$2,483,381
Mutual funds	1,817,700
Participant Loans	17,256
Receivables
Participants’ contributions	4,541
Dividend receivable	17,322

NET ASSETS AVAILABLE FOR BENEFITS	$4,340,200

See accompanying notes to the financial statements.

4.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$313,355
Dividends	75,152
Interest	778

389,285
Contributions
Employer profit sharing	157,420
Employer match	45,187
Employee deferral	399,036
Rollovers	27,723

629,366
Total additions	1,018,651
Deductions from net assets attributed to
Benefits paid to participants	913,633
Administrative expense	6,813

Total deductions	920,446

Net increase	98,205
Net assets available for benefits
Beginning of year	4,241,995

End of year	$4,340,200

See accompanying notes to the financial statements.

5.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covers substantially all of the employees of TIB Financial Corp. (Company), and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility: The Plan covers substantially all employees who have attained the age of eighteen and have completed at least 1000 hours of service in the plan year.

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the employee deferral and employer matching contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and Company stock as investment options for participants. The employer optional contribution is invested in TIB Financial Corp. common stock. The Company contributes 25 percent of the participants’ contribution to the Plan, limited to 4 percent of total compensation, not to exceed $1,000. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, b) Plan earnings, and c) forfeitures of terminated participants’ non-vested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan for the employee deferral and the employer matching contribution. The employer optional contribution is invested in TIB Financial Corp. common stock. Participants who have completed ten years of service and have attained the age of 55 are qualified to diversify their employer optional contribution.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

6.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 — DESCRIPTION OF PLAN(Continued)

Vesting: Participants are immediately vested in their contributions, 25 percent of the Company’s matching contribution, and actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service.

     NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in mutual funds are stated at quoted market prices. The fair value of TIB Financial Corp. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Transaction fees for purchases and sales are included in trustee expenses. Dividend income is recorded on the ex-dividend date. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for investment options in various mutual funds and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

The Plan has an investment in TIB Financial Corp. common stock amounting to $2,483,381 as of December 31, 2002. This amount represents 57.22% of net assets available for benefits as of December 31, 2002.

Payment of Benefits: Benefit payments are recorded when paid.

(Continued)

7.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 3 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 4 — INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2002 are below.

Investments at quoted market prices
Fidelity Retirement Money Market Fund, 342,182 shares	$342,182
PIMCO Total Return A Fund, 47,897 shares	511,063
TIB Financial Corp. common stock, 157,475 shares	2,483,381

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $313,355 as follows:

Common stock	$630,926
Mutual funds	(317,571)

$313,355

(Continued)

8.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 5 — TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company.

During the Plan year ended December 31, 2002, 4,074 shares of TIB Financial common stock were purchased at a cost of $56,097, and 11,432 shares were sold for $151,479, for a gain of $33,307. In addition, loans to participants totaled $17,256 as of December 31, 2002.

NOTE 7 — PLAN AMENDMENT

Effective January 1, 2003, the Plan was amended to revise the minimum distribution rules after participants reach the age of 70.5.

NOTE 8 — NON-PARTICIPANT DIRECTED INVESTMENTS

Employer optional contributions are invested in TIB Financial Corp. common stock, but may first be invested temporarily in Fidelity money market mutual funds of the TIB Financial Corp. common stock fund. Participants are also allowed to contribute deferral contributions to the TIB Financial Corp. common stock fund which includes TIB Financial Corp. common stock and Fidelity money market mutual funds. The following reflects the net assets of the TIB Financial Corp. common stock fund:

2002

Cash	$—
Money market	208,294
TIB Financial Corp. common stock	2,483,381
Dividend receivable	17,322
Other receivable	—

Net assets available for benefits	$2,708,997

The following reflects the net assets and changes in the net assets of the TIB Financial Corp. common stock fund for 2002:

Net appreciation	$630,926
Dividends	75,152
Contributions	247,333
Benefits paid to participants	(389,226)
Administrative expenses	(351)

Net additions	563,834

Net assets available for benefits
Beginning of year	2,145,163

End of year	$2,708,997

9.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Fidelity Investments	AIM Basic Value Class
		A Fund, 4,836 shares	*	$105,719
	Fidelity Investments	AIM Mid Cap Core Equity
		Class A Fund, 5,766 shares	*	122,128
	Fidelity Investments	American AMCAP Fund
		Class A, 10,027 shares	*	130,362
	Fidelity Investments	American Funds Am
		Balanced A, 1,190 shares	*	17,168
	Fidelity Investments	American EuroPacific Growth
		Class A, 5,151 shares	*	118,332
	Fidelity Investments	American Growth Fund of
		America Class A, 6,680 shares	*	123,389
	Fidelity Investments	American New Prospective
		Class A, 67 shares	*	1,223
	Fidelity Investments	American Washington Mutual
		Investors Class A, 5,359 shares	*	126,010
	Fidelity Investments	Eaton Vance Worldwide Health
		Sciences Class A, 903 shares	*	6,911
	Fidelity Investments	Fidelity Retirement Money
		Market Fund, 342,182 shares	*	342,182
	Fidelity Investments	Goldman Sachs Small Cap
		Value Class A, 3,742 shares	*	101,452

10.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Fidelity Investments	PIMCO Total Return Class A,
		47,897 shares	*	$511,063
	Fidelity Investments	Salomon Brothers Small Cap
		Growth Class A, 6,566 shares	*	58,504
	Fidelity Investments	Van Kampen Utility Class A,
		164 shares	*	2,095
	Fidelity Investments	Fidelity Cash Reserves,
		51,162 shares	*	51,162
**	TIB Financial Corp	Common Stock,
		157,475 shares	$1,426,014	2,483,381
**	Participant Loans	Interest rates 5.75% - 9.5%		17,256

			$1,426,014	$4,318,337

** Party-in-Interest
* Participant directed investment, information not available

11.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2002

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)
Identity	Description	Purchase	Selling	Cost of	Gain /
of Party	of Asset	Price	Price	Asset	Loss

TIB Financial Corp. common stock	4,074 shares	$56,097	NA	$56,097	NA
TIB Financial Corp. common stock	11,432 shares	NA	$151,479	117,772	$33,307

NA – not applicable

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this report in lieu of the information required by Items 1 - 3 of the Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements Report of Independent Auditors Statement of Changes in Net Assets available for Benefits as of December 31, 2002 Notes to Financial Statements

(b)	Exhibits 23 — Consent of Crowe Chizek and Company LLC 99 — Officer Certifications

Item 14.     CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were adequate. No significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data have been identified.

Changes in internal controls

The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the Chief Executive Officer and Chief Financial Officer, including any corrective actions with regard to significant deficiencies and material weaknesses.

12.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

Date: June 25, 2003

/s/ Edward V. Lett

Edward V. Lett President and Chief Executive Officer

/s/ David P. Johnson

David P. Johnson Executive Vice President and Chief Financial Officer

13.